                                   FORM 11-K


                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



         [X]  Annual Report Pursuant to Section 15(d) of the Securities
                      Exchange Act of 1934 (Fee Required)

                  For the Fiscal Year ended December 31, 1997

             [ ] Transition Report Pursuant to Section 15(d) of the
               Securities Exchange Act of 1934 (No Fee Required)

          For the Transition Period from ____________ to ____________


                  WYMAN-GORDON COMPANY SAVINGS/INVESTMENT PLAN
                            (Full Title of the Plan)


                              WYMAN-GORDON COMPANY
                              244 WORCESTER STREET
                                 P.O. BOX 8001
                    NORTH GRAFTON, MASSACHUSETTS 01536-8001
                     (Name of Issuer of the Securities Held
                      Pursuant to the Plan and the Address
                      of its Principal Executive Offices)




                                     1 of 3

                                   SIGNATURES



     Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Committee of Wyman-Gordon Company has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.




                                              WYMAN-GORDON COMPANY
                                              SAVINGS/INVESTMENT PLAN



Date: 6/26/98                                 By: /s/ EDWARD J. DAVIS
                                                  Edward J. Davis
                                                  Vice President -
                                                  Chief Financial Officer
                                                  and Treasurer

                              WYMAN-GORDON COMPANY
                             SAVINGS/INVESTMENT PLAN

                            Financial Statements and
                                    Schedules

                           December 31, 1997 and 1996

                       (With Independent Auditors' Report)

                              WYMAN-GORDON COMPANY
                             SAVINGS/INVESTMENT PLAN



                                Table of Contents


Independent Auditors' Reports                                       R-2 - R-3

Independent Auditors' Consents                                      R-4 - R-5

Statements of Net Assets Available for Benefits for the
  years ended December 31, 1997 and 1996                               R-6

Statements of Changes in Net Assets Available for Benefits
  for the years ended December 31, 1997 and 1996                      R-7A
                                                                        7B

Notes to Financial Statements                                       R-8 - R-18

Schedule 1 - Schedule of Assets Held for Investment Purposes
  as at December 31, 1997                                          R-19 - R-19A

Schedule 2 - Schedule of Loans or Fixed Income Obligations
  as at December 31, 1997                                          R-20 - R-20A

Schedule 3 - Schedule of Reportable Transactions as at
  December 31, 1997                                                R-21 - R-21A

                          INDEPENDENT AUDITORS' REPORT


To The Trustees of Wyman-Gordon Company
 Savings/Investment Plan


We have audited the accompanying statement of net assets available for benefits of the Wyman-Gordon Company Savings/Investment Plan as of December 31, 1997, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Wyman-Gordon Company Savings/Investment Plan as of December 31, 1997, and the changes in net assets available for benefits for the year then ended, in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes, loans or fixed income obligations, and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



                                         /s/ MOTTLE McGRATH BRANEY & FLYNN, P.C.

                                         Mottle McGrath Braney & Flynn, P.C.



Worcester, Massachusetts
June 26, 1998

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS


To The Trustees of Wyman-Gordon Company
Savings/Investment Plan


We have audited the accompanying statement of net assets available for benefits of Wyman-Gordon Company Savings/Investment Plan as of December 31, 1996, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1996, and the changes in its net assets available for benefits for the year then ended, in conformity with generally accepted accounting principles.

Our auditS were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1996, and reportable transactions for the year then ended, are presented for the purpose of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the basic financial statements. The Fund Information in the statement of net assets available for benefits and the statement of changes in net assets available for benefits is presented for additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.





                                         /s/ ERNST & YOUNG LLP

                                         Ernst & Young LLP



Boston, Massachusetts
June 27, 1997

                         INDEPENDENT AUDITORS' CONSENT


We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 33-26980) pertaining to the Wyman-Gordon Company
Savings/Investment Plan of our report dated June 26, 1998, with respect to the financial statements and schedules of the Wyman-Gordon Company
Savings/Investment Plan included in this Annual Report (Form 11-K) for the year ended December 31, 1997.




                                         /s/ MOTTLE McGRATH BRANEY & FLYNN, P.C.

                                         Mottle McGrath Braney & Flynn, P.C.




Worcester, Massachusetts
June 26, 1998

                        CONSENT OF INDEPENDENT AUDITORS


We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 33-26980) pertaining to the Wyman-Gordon Company
Savings/Investment Plan of our report dated June 27, 1997, with respect to the financial statements and schedules of the Wyman-Gordon Company
Savings/Investment Plan included in this Annual Report (Form 11-K) for the year ended December 31, 1997.




                                         /s/ ERNST & YOUNG LLP

                                         Ernst & Young LLP




Boston, Massachusetts
June 25, 1998

                  WYMAN-GORDON COMPANY SAVINGS/INVESTMENT PLAN

                 Statements of Net Assets Available for Benefits

                           December 31, 1997 and 1996

                                                   1997               1996
                                                   ----               ----

            Assets

Investments, at fair value:
  Collective Investment Funds:
    AIM Constellation                          $  2,497,109       $  2,098,316
    MasterWorks - Income Accumulation            20,857,519         20,201,527
    N&B Guardian Trust                            1,695,431            848,304
    MasterWorks-LifePath 2000                     1,199,518            783,667
    MasterWorks-LifePath 2010                     1,226,481          1,264,152
    MasterWorks-LifePath 2020                     1,329,460          1,028,771
    MasterWorks-LifePath 2030                       539,543            243,803
    MasterWorks-LifePath 2040                       821,495            184,810
    Templeton Foreign (I)                         1,015,875            613,439
    MasterWorks-Asset Allocation                 11,257,089          9,544,075
    MasterWorks-Bond Index                        5,662,106          5,091,028
    MasterWorks-Growth Stock                      9,121,968         10,495,756
    MasterWorks-S&P 500 Stock                    22,275,400         16,005,604
                                               ------------       ------------

                                                 79,498,994         68,403,252

  Cooper Common Stock                             1,086,473          1,043,192
  Cooper Debenture                                        -          1,080,174
  Cooper Cameron Common Stock                        84,392            102,434
  Wyman-Gordon Stock                             21,815,355         18,289,991

  Participant Loans                               2,934,289          2,365,587
                                               ------------       ------------

            Total assets                       $105,419,503       $ 91,284,630
                                               ============       ============


            Net assets available for
             benefits                          $105,419,503       $ 91,284,630
                                               ============       ============


See accompanying notes to financial statements.

                  WYMAN-GORDON COMPANY SAVINGS/INVESTMENT PLAN

            Statement of Changes in Net Assets Available for Benefits
                          Year Ended December 31, 1997

                                                        MasterWorks
                                           AIM            Income             N & B        MasterWorks
                                         Constel-         Accumu-          Guardian        LifePath
                                          lation          lation             Trust           2000
                                        ----------      -----------       ----------      ----------

Additions
---------
  Contributions:
    Employee                            $  444,244      $ 1,473,989       $  242,280       $  142,080
    Employer                                     -                -                -                -
                                        ----------      -----------       ----------       ----------

                                           444,244        1,473,989          242,280          142,080

  Interest and dividends                   191,170        1,292,248          121,327           70,566

  Net appreciation (depreciation)
   in fair value of investments             19,980                -           43,793           29,861
                                        ----------      -----------       ----------       ----------

          Total additions                  655,394        2,766,237          407,400          242,507
                                        ----------      -----------       ----------       ----------

Deductions
----------
  Participants' withdrawals               (210,789)      (1,629,934)         (17,786)         (49,854)

  Plan administrative expenses              (3,381)         (20,929)          (1,762)            (441)

  Net transfers in (out)                   (42,431)        (459,382)         459,275          223,639
                                        ----------      -----------       ----------       ----------

          Total (deductions)
           additions                      (256,601)      (2,110,245)         439,727          173,344
                                        ----------      -----------       ----------       ----------

Increase (decrease) in net
 assets available for benefits             398,793          655,992          847,127          415,851

Net assets available for
 benefits:

  Beginning of year                      2,098,316       20,201,527          848,304          783,667
                                        ----------      -----------       ----------       ----------

  End of year                           $2,497,109      $20,857,519       $1,695,431       $1,199,518
                                        ==========      ===========       ==========       ==========


See accompanying notes to financial statements.


                                      R-7A1

                  WYMAN-GORDON COMPANY SAVINGS/INVESTMENT PLAN

                          Year Ended December 31, 1997

                                         Master-         Master-        Master-       Master-
                                          Works           Works          Works         Works
                                        LifePath        LifePath       LifePath      LifePath
                                          2010            2020           2030          2040
                                       ----------      ----------      --------      --------
Additions
---------
  Contributions:
    Employee                           $  181,275      $  237,986      $ 93,014      $107,990
    Employer                                    -               -             -             -
                                       ----------      ----------      --------      --------

                                          181,275         237,986        93,014       107,990

  Interest and dividends                   75,887          72,190        21,241        41,338

  Net appreciation (depreciation)
   in fair value of investments           116,311         164,211        65,782        46,750
                                       ----------      ----------      --------      --------

          Total additions                 373,473         474,387       180,037       196,078
                                       ----------      ----------      --------      --------

Deductions
----------
  Participants' withdrawals               (80,831)        (14,766)       (1,084)      (13,451)

  Plan administrative expenses             (1,138)         (1,255)         (809)         (940)

  Net transfers in (out)                 (329,175)       (157,677)      117,596       454,998
                                       ----------      ----------      --------      --------

          Total (deductions)
           additions                     (411,144)       (173,698)      115,703       440,607
                                       ----------      ----------      --------      --------

Increase (decrease) in net
 assets available for
 benefits                                 (37,671)        300,689       295,740       636,685

Net assets available for
 benefits:

  Beginning of year                     1,264,152       1,028,771       243,803       184,810
                                       ----------      ----------      --------      --------

  End of year                          $1,226,481      $1,329,460      $539,543      $821,495
                                       ==========      ==========      ========      ========


See accompanying notes to financial statements.


                                      R-7A2

                  WYMAN-GORDON COMPANY SAVINGS/INVESTMENT PLAN

                          Year Ended December 31, 1997

                                                              Master-         Master-         Master-
                                                               Works           Works           Works
                                            Templeton          Asset           Bond            Growth
                                           Foreign (I)      Allocation         Index           Stock
                                          -----------      -----------      ----------      -----------
Additions
---------
  Contributions:
    Employee                               $  186,292      $   780,113      $  359,758      $ 1,306,203
    Employer                                        -                -               -                -
                                           ----------      -----------      ----------      -----------

                                              186,292          780,113         359,758        1,306,203

  Interest and dividends                      106,553        1,409,211         351,705          717,728

  Net appreciation (depreciation)
   in fair value of investments               (70,739)         670,121         139,198         (394,202)
                                           ----------      -----------      ----------      -----------

          Total additions                     222,106        2,859,445         850,661        1,629,729
                                           ----------      -----------      ----------      -----------

Deductions
----------
  Participants' withdrawals                   (34,290)        (776,425)       (271,226)        (771,842)

  Plan administrative expenses                 (1,115)         (10,071)        (35,965)         (11,924)

  Net transfers in (out)                      215,735         (359,935)         27,608       (2,219,751)
                                           ----------      -----------      ----------      -----------

          Total (deductions)
           additions                          180,330       (1,146,431)       (279,583)      (3,003,517)
                                           ----------      -----------      ----------      -----------

Increase (decrease) in net
 assets available for
 benefits                                     402,436        1,713,014         571,078       (1,373,788)

Net assets available for
 benefits:

  Beginning of year                           613,439        9,544,075       5,091,028       10,495,756
                                           ----------      -----------      ----------      -----------

  End of year                              $1,015,875      $11,257,089      $5,662,106      $ 9,121,968
                                           ==========      ===========      ==========      ===========


See accompanying notes to financial statements.


                                      R-7A3

                  WYMAN-GORDON COMPANY SAVINGS/INVESTMENT PLAN

                          Year Ended December 31, 1997

                                   Master-                                          Cooper
                                    Works           Cooper                          Cameron
                                   S&P 500          Common           Cooper         Common
                                    Stock            Stock         Debenture         Stock
                                 -----------      ----------      -----------      --------

Additions
---------
  Contributions:
    Employee                     $ 2,187,443      $        -      $         -      $      -
    Employer                               -               -                -             -
                                 -----------      ----------      -----------      --------

                                   2,187,443               -                -             -

  Interest and
   dividends                         785,937               -                -             -

  Net appreciation
   (depreciation) in
   fair value of investments       4,606,782         192,361           21,970        26,974
                                 -----------      ----------      -----------      --------

        Total additions            7,580,162         192,361           21,970        26,974
                                 -----------      ----------      -----------      --------

Deductions
----------
  Participants'
   withdrawals                    (1,176,550)        (19,653)         (50,014)       (3,516)

  Plan administrative
   expenses                          (21,264)              -             (113)            -

  Net transfers
   in (out)                         (112,552)       (129,427)      (1,052,017)      (41,500)
                                 -----------      ----------      -----------      --------

        Total
         (deductions)
           additions              (1,310,366)       (149,080)      (1,102,144)      (45,016)
                                 -----------      ----------      -----------      --------

Increase (decrease)
 in net assets
 available for
 benefits                          6,269,796          43,281       (1,080,174)      (18,042)

Net assets available for
 benefits:

  Beginning of year               16,005,604       1,043,192        1,080,174       102,434
                                 -----------      ----------      -----------      --------

  End of year                    $22,275,400      $1,086,473      $         -      $ 84,392
                                 ===========      ==========      ===========      ========


See accompanying notes to financial statements.

                                    R-7A4

                  WYMAN-GORDON COMPANY SAVINGS/INVESTMENT PLAN

                          Year Ended December 31, 1997

                                                 W-G            Participant            W-G
                                                Stock              Loans              Total
                                             -----------       -------------       ------------

Additions
---------
  Contributions:
    Employee                                 $ 1,122,199       $           -       $  8,864,866
    Employer                                   2,322,047                   -          2,322,047
                                             -----------       -------------       ------------

                                               3,444,246                   -         11,186,913

  Interest and dividends                               -             265,941          5,523,042

  Net appreciation (depreciation)
   in fair value of investments               (2,277,945)                  -          3,401,208
                                             -----------       -------------       ------------

          Total additions                      1,166,301             265,941         20,111,163
                                             -----------       -------------       ------------

Deductions
----------
  Participants' withdrawals                     (669,498)            (46,147)        (5,837,656)

  Plan administrative expenses                   (27,527)                  -           (138,634)

  Net transfers in (out)                       3,056,088             348,908                  -
                                             -----------       -------------       ------------

          Total (deductions)
           additions                           2,359,063             302,761         (5,976,290)
                                             -----------       -------------       ------------

Increase (decrease) in net
 assets available for
 benefits                                      3,525,364             568,702         14,134,873

Net assets available for
 benefits:

  Beginning of year                           18,289,991           2,365,587         91,284,630
                                             -----------       -------------       ------------

  End of year                                $21,815,355       $   2,934,289       $105,419,503
                                             ===========       =============       ============


See accompanying notes to financial statements.


                                      R-7A5

                  WYMAN-GORDON COMPANY SAVINGS/INVESTMENT PLAN

            Statement of Changes in Net Assets Available for Benefits
                          Year Ended December 31, 1996

                                                        MasterWorks
                                           AIM            Income          N & B        MasterWorks
                                         Constel-         Accumu-        Guardian        LifePath
                                         lation           lation          Trust            2000
                                        ----------      -----------      --------      -----------

Additions
---------
  Contributions:
    Employee                            $  353,497      $ 1,422,667      $196,811       $  88,491
    Employer                                     -                -             -               -
                                        ----------      -----------      --------       ---------

                                           353,497        1,422,667       196,811          88,491

  Interest and dividends                    69,003        1,046,728        19,269          31,873

  Net appreciation
   (depreciation) in fair
   value of investments                    117,803                -        90,679          18,581
                                        ----------      -----------      --------       ---------

          Total additions                  540,303        2,469,395       306,759         138,945
                                        ----------      -----------      --------       ---------

Deductions
----------
  Participants' withdrawals                 (3,437)      (1,789,302)          830         (18,660)

  Plan administrative expenses              (1,211)         (14,638)         (594)           (215)

  Net transfers in (out)                 1,110,868          847,369       123,206        (186,657)
                                        ----------      -----------      --------       ---------

          Total (deductions)
           additions                     1,106,220         (956,571)      123,442        (205,532)
                                        ----------      -----------      --------       ---------

Increase (decrease) in net
 assets available for
 benefits                                1,646,523        1,512,824       430,201         (66,587)

Net assets available for
 benefits:

  Beginning of year                        451,793       18,688,703       418,103         850,254
                                        ----------      -----------      --------       ---------

  End of year                           $2,098,316      $20,201,527      $848,304       $ 783,667
                                        ==========      ===========      ========       =========


See accompanying notes to financial statements.


                                      R-7B1

                  WYMAN-GORDON COMPANY SAVINGS/INVESTMENT PLAN

                          Year Ended December 31, 1996

                                          Master-         Master-         Master-       Master-
                                           Works           Works           Works         Works
                                         LifePath        LifePath        LifePath      LifePath
                                           2010            2020            2030          2040
                                        ----------      ----------       --------      --------

Additions
---------
  Contributions:
    Employee                            $  173,983      $  111,492       $ 58,283      $ 37,540
    Employer                                     -               -              -             -
                                        ----------      ----------       --------      --------

                                           173,983         111,492         58,283        37,540

  Interest and dividends                    33,198          21,549          4,998         2,291

  Net appreciation
   (depreciation) in fair
   value of investments                     83,022          76,200         23,677        18,438
                                        ----------      ----------       --------      --------

          Total additions                  290,203         209,241         86,958        58,269
                                        ----------      ----------       --------      --------

Deductions
----------
  Participants' withdrawals                 (8,576)        (12,649)        (1,945)       (2,152)

  Plan administrative expenses                (495)           (538)          (264)         (172)

  Net transfers in (out)                   183,719         260,221         14,840        43,592
                                        ----------      ----------       --------      --------

          Total (deductions)
           additions                       174,648         247,034         12,631        41,268
                                        ----------      ----------       --------      --------

Increase (decrease) in net
 assets available for
 benefits                                  464,851         456,275         99,589        99,537

Net assets available for
 benefits:

  Beginning of year                        799,301         572,496        144,214        85,273
                                        ----------      ----------       --------      --------

  End of year                           $1,264,152      $1,028,771       $243,803      $184,810
                                        ==========      ==========       ========      ========


See accompanying notes to financial statements.


                                      R-7B2

                  WYMAN-GORDON COMPANY SAVINGS/INVESTMENT PLAN

                          Year Ended December 31, 1996

                                                            Master-          Master-           Master-
                                                             Works            Works             Works
                                          Templeton         Assets            Bond              Growth
                                         Foreign (I)      Allocation          Index             Stock
                                         -----------     -----------       -----------       -----------

Additions
---------
  Contributions:
    Employee                              $107,829       $   842,439       $   366,152       $ 1,361,378
    Employer                                     -                 -                 -                 -
                                          --------       -----------       -----------       -----------

                                           107,829           842,439           366,152         1,361,378

  Interest and dividends                    22,316           912,462           354,568           141,884

  Net appreciation
   (depreciation) in fair
   value of investments                     41,878           160,866          (275,271)          890,240
                                          --------       -----------       -----------       -----------

          Total additions                  172,023         1,915,767           445,449         2,393,502
                                          --------       -----------       -----------       -----------

Deductions
----------
  Participants' withdrawals                 52,037          (461,071)         (279,150)         (305,114)

  Plan administrative expenses                (423)           (6,526)          (36,212)           (7,930)

  Net transfers in (out)                   214,919        (1,612,795)       (1,135,506)         (262,341)
                                          --------       -----------       -----------       -----------

          Total (deductions)
           additions                       266,533        (2,080,392)       (1,450,868)         (575,385)
                                          --------       -----------       -----------       -----------

Increase (decrease) in net
 assets available for
 benefits                                  438,556          (164,625)       (1,005,419)        1,818,117

Net assets available for
 benefits:

  Beginning of year                        174,883         9,708,700         6,096,447         8,677,639
                                          --------       -----------       -----------       -----------

  End of year                             $613,439       $ 9,544,075       $ 5,091,028       $10,495,756
                                          ========       ===========       ===========       ===========


See accompanying notes to financial statements.


                                      R-7B3

                  WYMAN-GORDON COMPANY SAVINGS/INVESTMENT PLAN

                          Year Ended December 31, 1996

                                       Master-                                          Cooper
                                        Works           Cooper                          Cameron
                                       S&P 500          Common           Cooper         Common
                                        Stock           Stock          Debenture         Stock
                                     -----------      ----------       ----------      --------

Additions
---------
  Contributions:
    Employee                         $ 1,619,857      $        -       $        -      $      -
    Employer                                   -               -                -             -
                                     -----------      ----------       ----------      --------

                                       1,619,857               -                -             -

  Interest and dividends                 516,063               -                -             -

  Net appreciation
   (depreciation) in fair
   value of investments                2,288,338         179,241          119,470        57,028
                                     -----------      ----------       ----------      --------

        Total additions                4,424,258         179,241          119,470        57,028
                                     -----------      ----------       ----------      --------

Deductions
----------
  Participants' withdrawals             (338,405)        (15,103)        (100,153)         (992)

  Plan administrative
   expenses                               (9,287)              -             (393)            -

  Net transfers in (out)                 411,168        (281,770)        (584,135)       (8,585)
                                     -----------      ----------       ----------      --------

        Total (deductions)
           additions                      63,476        (296,873)        (684,681)       (9,577)
                                     -----------      ----------       ----------      --------

Increase (decrease) in
 net assets available
 for benefits                          4,487,734        (117,632)        (565,211)       47,451

Net assets available
 for benefits:

  Beginning of year                   11,517,870       1,160,824        1,645,385        54,983
                                     -----------      ----------       ----------      --------

  End of year                        $16,005,604      $1,043,192       $1,080,174      $102,434
                                     ===========      ==========       ==========      ========


See accompanying notes to financial statements.


                                      R-7B4

                  WYMAN-GORDON COMPANY SAVINGS/INVESTMENT PLAN

                          Year Ended December 31, 1996

                                                   W-G          Participant          W-G
                                                  Stock            Loans            Total
                                               -----------      -----------      -----------

Additions
  Contributions:
    Employee                                   $   771,134       $        -      $ 7,511,553
    Employer                                     2,172,963                -        2,172,963
                                               -----------       ----------      -----------

                                                 2,944,097                -        9,684,516

  Interest and dividends                                 -          211,658        3,387,860

  Net appreciation
   (depreciation) in fair
   value of investments                          6,051,070                -        9,941,260
                                               -----------       ----------      -----------

          Total additions                        8,995,167          211,658       23,013,636
                                               -----------       ----------      -----------

Deductions
  Participants' withdrawals                       (437,407)         (37,174)      (3,758,423)

  Plan administrative expenses                     (15,767)               -          (94,665)

  Net transfers in (out)                           388,395          473,492                -
                                               -----------       ----------      -----------

          Total (deductions)
           additions                               (64,779)         436,318       (3,853,088)
                                               -----------       ----------      -----------

Increase (decrease) in net
 assets available for
 benefits                                        8,930,388          647,976       19,160,548

Net assets available for
 benefits:

  Beginning of year                              9,359,603        1,717,611       72,124,082
                                               -----------       ----------      -----------

  End of year                                  $18,289,991       $2,365,587      $91,284,630
                                               ===========       ==========      ===========


See accompanying notes to financial statements.


                                      R-7B5

                  WYMAN-GORDON COMPANY SAVINGS/INVESTMENT PLAN

                          Notes to Financial Statements


1.    PLAN DESCRIPTION

      The Wyman-Gordon Company Savings/Investment Plan ("the Plan") is a single employer defined contribution plan covering certain employees of Wyman-Gordon Company ("the Company"). The Plan was established on January 1, 1981 for the purpose of providing eligible employees with opportunities for (1) convenient and regular personal savings; (2) sharing in contributions by the Company out of its current and accumulated net profits; and (3) supplementing retirement benefits. The Plan is a contributory plan which is funded by a trust arrangement with the Wyman-Gordon Savings/Investment Trust (the "Trust").

      The above description of the Plan is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

      (a)   ADMINISTRATION OF THE PLAN

            The Plan is administered jointly by a Plan Committee and a Plan Investment Committee, both of whose members are appointed by the Company's Chief Executive Officer.

            The Plan committees are responsible for the promulgation and enforcement of necessary or appropriate rules and regulations for the administration of the Plan, the interpretation of the terms of the Plan, the resolution of questions relating to an individual's participation in the Plan and the determination of investments for the participants to select as their investment alternatives.

      (b)   ELIGIBILITY

            As of January 1, 1996, all employees of the Company are eligible to participate in the Plan except any employee who is covered by a collective bargaining agreement which does not specifically call for their participation in this Plan. Participation can begin after a maximum of three months service. Prior to January 1, 1996, participation began after six months of service.

      (c)   FEDERAL INCOME TAXES

            The Internal Revenue Service (IRS) has determined and informed the Company by letter dated April 24, 1997, that the Plan and related Trust are designed in accordance with Section 401 of the Internal Revenue Code (IRC). The Plan has been amended since receiving its determination letter. The Company believes that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC. Accordingly, no provision for taxes is necessary since the Trust has been determined to be exempt from taxation under Section 501 of the IRC.

                  WYMAN-GORDON COMPANY SAVINGS/INVESTMENT PLAN

                          Notes to Financial Statements


1.    PLAN DESCRIPTION (continued)

      (d)   EMPLOYEE CONTRIBUTIONS

            Upon becoming participants, eligible employees may elect to reduce their compensation between 1% and 15% and have such amount contributed to the Plan by the employer as a pre-tax contribution. With regard to a participant who is a Wyman-Gordon Forgings, Inc.
            (WGFI), a subsidiary of the Company, hourly employee, 20% is the maximum contribution. The election shall be made in advance as a whole percentage of compensation. Additionally, an eligible employee may elect to make after-tax contributions to the Plan subject to the percentage limitations discussed above.

            In addition, in no event shall the contributions made by or on behalf of a participant for a Plan year exceed certain limitations as required by the Employee Retirement Income Security Act of 1974 (ERISA). The IRC also includes provisions which limit the amount of employer contributions which may be made on behalf of any individual participant.

      (e)   COMPANY CONTRIBUTIONS

            Currently, the Company matches 50% of each participant's quarterly contributions to the Plan with Company stock. Amounts eligible for the 50% stock match are limited to 5% of the participant's salary. The employer may change the 50% matching rate or the 5% of considered pay to any other percentages including 0%. The Company stock match amounted to $2,322,047 and $2,172,963 in 1997 and 1996, respectively.

            For employees covered by the Labor Agreement with the United Steelworkers of America, Local 2285, subject to the attainment of performance goals for each quarter of the fiscal year, the Company will make Stock Bonus Contributions on behalf of each Participant.

            The Stock Bonus Contributions for each period are allocated among eligible participants in an equal dollar amount, up to a maximum of $0.25 for each hour worked up to a maximum of 40 hours worked per week. The dollar amount is determined based on the percentage attainment of the predetermined published quarterly performance goal. Such amount is zero if the percentage attainment of such goal is less than 90% and is 90% of the $0.25 (the maximum dollar amount) if the percentage attainment is equal to 90%. For each incremental percentage in excess of 90%, the dollar amount is increased.

            The Company is required to make each period's stock bonus contribution in cash or in Company stock.

            If the employer elects to make the period's stock bonus contribution in Company stock, the number of shares of Company stock to be contributed will be determined by dividing the dollar amount of the stock bonus contribution for the period by the average price of one share of Company stock during the period.

                  WYMAN-GORDON COMPANY SAVINGS/INVESTMENT PLAN

                          Notes to Financial Statements


1.    PLAN DESCRIPTION (CONTINUED)

      (f)   PARTICIPANT ACCOUNTS

            Each participant's account is credited with the participant's contribution and allocation of the Company's contribution, Plan earnings, and forfeitures of terminated participants nonvested accounts. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

      (g)   INVESTMENT FUNDS

            Effective as of July 1, 1994, assets from the Cooper Industries, Inc. Savings and Stock Ownership Plan and the Cameron Iron Works, USA, Inc. Savings Investment Plan for Hourly Employees attributable to participants who prior to May 27, 1994, were employees of Cameron Forged Products Company and who on May 27, 1994 became employees of WGFI were transferred to this Plan. The assets included Cooper Common Stock and Cooper Preferred Stock which were held in the Cooper Common Stock Fund and Cooper Preferred Stock Fund, respectively. A participant's or beneficiary's existing investment in the Cooper Common Stock Fund and the Cooper Preferred Stock Fund as of July 1, 1994 and earnings thereon may continue to be invested in such funds until such time as the participant or beneficiaries otherwise elects to invest such portion of their accounts or the Administrator directs the liquidation of such funds. The Cooper Common Stock Fund and the Cooper Preferred Stock Fund are not designated as available for investment by participants or beneficiaries, except to the extent a participant or beneficiary is permitted to exchange all or a portion of their investment in the Cooper Preferred Stock Fund for an equivalent investment in the Cooper Common Stock Fund.

            On August 29, 1997, the MasterWorks Division of BGI, a wholly-owned subsidiary of Barclays Bank PLC, was sold to Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch"). MasterWorks is currently operated as a separate component of Merrill Lynch Group Employee Services, a division of Merrill Lynch.

            In conjunction with the MasterWorks sale, BGI remained as trustee of all MasterWorks plans through December 31, 1997, but delegated to Merrill Lynch, beginning August 30, 1997, all duties and functions required of BGI as a trustee of a MasterWorks client. Clients were provided documentation and appointed Merrill Lynch Trust Company FSB successor trustee of their plans effective January 1, 1998. BGI had no responsibility for and no involvement with MasterWorks activities after August 29, 1997 (except to the extent BGI acted as trustee, as described above, or that MasterWorks clients participated in BGI's managed investments or BGI performed fund accounting services).

                  WYMAN-GORDON COMPANY SAVINGS/INVESTMENT PLAN

                          Notes to Financial Statements


1.    PLAN DESCRIPTION (continued)

      (g)   INVESTMENT FUNDS (continued)

            Participants in the Plan have the following 17 investment funds available:

                  AIM CONSTELLATION FUND - aggressively seeks to increase shareholders' capital by investing principally in common stocks, with emphasis on medium-sized and smaller emerging growth companies. Management of the fund will be particularly interested in companies that are likely to benefit from new or innovative products, services or processes that should enhance such companies' prospects for future growth in earnings.

                  MASTERWORKS INCOME ACCUMULATION FUND - invests in a mix of fixed-rate and variable-rate securities with strong credit ratings. The fund diversifies its investment by limiting its holdings of any one issuer to 10% of the fund assets at the time of purchase. This limitation does not apply to the U.S. Government or its agencies. Between 25% and 50% of the fund is held in publicly traded instruments.

                  NEUBERGER & BERMAN GUARDIAN TRUST - is a growth and income fund that emphasizes investments in stocks of established, high-quality companies considered to be undervalued in comparison to stocks of similar companies.

                  MASTERWORKS LIFEPATH FUNDS

                  Each LifePath Fund seeks to provide long-term investors with an asset allocation strategy designed to maximize assets for retirement or for other purposes consistent with the quantitatively measured risk investors, on average, may be willing to accept given their investment time horizon.
                  Specifically:

                        LIFEPATH 2000 FUND - is managed for investors planning to retire (or begin to withdraw substantial portions of their investment) approximately in the year 2000.

                        LIFEPATH 2010 FUND - is managed for investors planning to retire (or begin to withdraw substantial portions of their investment) approximately in the year 2010.

                        LIFEPATH 2020 FUND - is managed for investors planning to retire (or begin to withdraw substantial portions of their investment) approximately in the year 2020.

                        LIFEPATH 2030 FUND - is managed for investors planning to retire (or begin to withdraw substantial portions of their investment) approximately in the year 2030.

                  WYMAN-GORDON COMPANY SAVINGS/INVESTMENT PLAN

                          Notes to Financial Statements


1.    PLAN DESCRIPTION (continued)

      (g)   INVESTMENT FUNDS (continued)

                        LIFEPATH 2040 FUND - is managed for investors planning to retire (or begin to withdraw substantial portions of their investment) approximately in the year 2040.

                  TEMPLETON FOREIGN FUND - CLASS I - seeks to achieve long-term capital growth through a flexible policy of investing in stocks and debt obligations of companies and governments outside the United Stares.

                  MASTERWORKS ASSET ALLOCATION FUND - seeks to achieve superior long-term gains at reasonable risk by actively shifting investments among common stocks, U.S. Treasury Bonds and money market instruments. The investment strategy of the Asset Allocation Fund focuses on the relative attractiveness of asset classes at given points in time. The fund uses a computerized portfolio selection model to determine the optimum mix among stocks, bonds and money market instruments.

                  MASTERWORKS BOND INDEX FUND - seeks to approximate, as closely as practicable before fees and expenses, the total rate of return of the U.S. market for issued and outstanding U.S. Government and high-grade corporate bonds as measured by the Lehman Brothers Government/Corporate Bond Index (the LB Bond Index). The fund seeks to achieve its investment objective by investing all of its assets in the Master Series, which has substantially the same investment objective as the Fund. The Master Series seeks to achieve its objective by investing substantially all of its assets in securities included in the LB Bond Index, which is composed of approximately 5,000 issues of fixed income securities, including U.S. Government securities and investment grade corporate bonds, each with an outstanding market value of at least $25 million and remaining maturity of greater than one year.

                  MASTERWORKS GROWTH STOCK FUND - seeks to provide investors an above average rate of return as measured against the S&P 500 Index and against similar growth stock funds, through the active management of a diversified portfolio of growth oriented common stocks. The fund will invest primarily in common stocks that are expected to generate above market rates of growth in revenues and earnings.

                  MASTERWORKS S&P 500 STOCK FUND - seeks to achieve the same total rate of return as the S&P 500 Index. The S&P 500 Stock Fund invests in the same stocks and in substantially the same percentages as the S&P 500 Index. The stocks included in the fund represent those held by the Index itself and do not reflect subjective options concerning individual companies or industries.

                  WYMAN-GORDON COMPANY SAVINGS/INVESTMENT PLAN

                          Notes to Financial Statements


1.    PLAN DESCRIPTION (continued)

      (g)   INVESTMENT FUNDS (continued)

                  COOPER COMMON STOCK FUND - invests in the common stock of Cooper Industries ("Cooper"). Amounts contributed to this fund may be temporarily invested in other short-term investments pending the purchase of Cooper stock. This fund is subject to a relatively high degree of risk because it is not a diversified investment and is subject to any potential volatility in the price of Cooper's common stock.

                  COOPER DEBENTURE FUND - invests in convertible subordinate debentures of Cooper. Amounts contributed to this fund may be temporarily invested in other short-term investments pending the purchase of Cooper debentures. This fund is subject to a relatively high degree of risk because it is not a diversified investment and is subject to any potential volatility in the price of Cooper's debentures.

                  COOPER CAMERON COMMON STOCK FUND - invests in the common stock of the Cooper Cameron Corporation ("Cameron"). Amounts contributed to this fund may be temporarily invested in other short-term investments pending the purchase of Cameron stock. This fund is subject to a relatively high degree of risk because it is not a diversified investment and is subject to any potential volatility in the price of Cameron's common stock.

                  WYMAN-GORDON STOCK FUND - invests in the common stock of the Company, the plan sponsor. Amounts contributed to the Wyman-Gordon Stock Fund may be temporarily invested in other short-term investments pending the purchase of Company stock. This fund is subject to a relatively high degree of risk because it is not a diversified investment and is subject to any potential volatility in the price of the Company's common stock.

      (h)   DISTRIBUTIONS OF BENEFITS

            Participants (or their beneficiaries in the case of their death) may elect to have their vested account balance paid to them following their termination of employment with the Company, by submitting a completed distribution election form to the Plan Administrator.

            Participants who are WGFI hourly employees must be paid in the form of a single lump sum. Notwithstanding, if they are a WGFI hourly employee at the time they are required by law to commence distribution, or anytime thereafter, they may instead elect to be paid annually in a lump sum in an amount sufficient to comply with Code Section 401(a)(9).

                  WYMAN-GORDON COMPANY SAVINGS/INVESTMENT PLAN

                          Notes to Financial Statements


1.    PLAN DESCRIPTION (continued)

      (h)   DISTRIBUTIONS OF BENEFITS (continued)

            Participants, other than participants who are WGFI Hourly Employees, may elect to be paid in any of these forms:

                  (a)   a single lump sum, or

                  (b) effective January 1, 1993, a portion paid in a lump sum, and the remainder paid later, or

                  (c) periodic installments over a period not to exceed the life expectancy of the participants and their beneficiaries.

            Distributions must be made in cash, except to the extent of the distribution of any participant outstanding loan balance, if any and except (if the account is distributed in a lump sum) to the extent a participant elects payment in the form of whole shares of Company Stock, Cooper Common Stock and Cooper Cameron Stock and cash in lieu of fractional shares to the extent invested in the Company Stock Fund, Cooper Common Stock Fund and Cooper Cameron Common Stock Fund.

      (i)   VESTING

            Participants are fully vested in contributions made by employees and certain employer contributions. Participants become fully vested in their Company Stock Match Account if (1) their hire date is on or before April 1, 1993 and they were an employee of the Company on April 1, 1993 or (2) they were employed by WGFI on May 27, 1994, and were previously employed by Cameron Forged Products Company. Notwithstanding, prior to the effective date, a participant's employer account became vested in accordance with a vesting schedule then in effect.

            Participants entire accounts become fully vested once they have attained their normal retirement date as an employee or upon their leaving the Company due to their disability or death.

            In addition to the vesting provided above, a participant's Company Stock Match Account becomes vested in accordance with the following schedules unless (1) their hire date is on or before April 1, 1993 and they were an employee of the Company on April 1, 1993 or (2) they were employed by WGFI on May 27, 1994, and were previously employed by Cameron Forged Products Company before that date:

                  WYMAN-GORDON COMPANY SAVINGS/INVESTMENT PLAN

                          Notes to Financial Statements

1.    PLAN DESCRIPTION (continued)

      (i)   VESTING (continued)

                  COMPANY STOCK MATCH ACCOUNT VESTING SCHEDULE

                  YEARS OF VESTING SERVICE               VESTED PERCENTAGE
                  ------------------------               -----------------

                      Less than 1                                 0%
                      1 but less than 2                          20%
                      2 but less than 3                          40%
                      3 but less than 4                          60%
                      4 but less than 5                          80%
                      5 or more                                 100%

      (j)   WITHDRAWALS

            Withdrawals may only be made in accordance with the terms of the Plan. Hardship withdrawals of tax deferred contributions and related earnings are subject to approval by the Plan Administrator based upon the participant's financial need and are subject to IRS limitations.

            Withdrawals of after-tax contributions, rollover account withdrawals, withdrawals for participants over age 59 1/2 and withdrawals for certain Company contributions are allowed for amounts up to the extent of a participant's account balance with certain restrictions.

      (k)   PARTICIPANT LOANS

            Participants may borrow, generally, up to the lesser of 50% of their total vested account balance in the Plan or $50,000 less the highest outstanding plan loan balance during the one-year period preceding the date of the new loan. The loans bear interest at market rates and are repaid in regular installments within five years. Early prepayment is allowed.

      (l)   FORFEITURES

            Forfeitures of employer contributions are invested in interest bearing deposits of Merrill Lynch. Forfeiture amounts are utilized to restore accounts, pay plan fees and expenses, and to reduce the Company stock match and bonus contributions as directed by the Plan administrator.

                  WYMAN-GORDON COMPANY SAVINGS/INVESTMENT PLAN

                          Notes to Financial Statements


2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      The following is a summary of significant accounting policies followed by the Plan in preparation of its financial statements. The financial statements are prepared in accordance with generally accepted accounting principles.

      (a)   USE OF ESTIMATES

            The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

      (b)   VALUATION OF INVESTMENTS

            The Plan's investments are stated at fair value. The fair value of investments is generally determined as follows:

            - Units of Merrill Lynch collective investment funds are valued on the basis of the unit value established for each fund at each valuation date. Valuation of the funds' units occurs, at a minimum, on a monthly basis. Unit values are determined by dividing the value of the funds' net assets by the number of units outstanding on the valuation date.

            - Stocks and mutual funds traded on security exchanges are valued at closing market prices on the valuation date.

      (c)   SECURITY TRANSACTIONS AND RELATED INVESTMENT INCOME

            Security transactions are accounted for on the trade date. Interest income is accounted for on the daily accrual basis. Dividend income is recorded on the ex-dividend date. The cost of securities sold is computed on an average cost basis.

      (d)   INVESTMENT INCOME

            Net investment income, as earned, is allocated to participant accounts and reinvested. The Plan presents, in the Statements of Changes in Net Assets Available for Benefits, net appreciation (depreciation) of the fair value of investments which consists of the realized gains and losses and the unrealized appreciation (depreciation) on those investments. Income from investments is recorded as earned on an accrual basis.

                  WYMAN-GORDON COMPANY SAVINGS/INVESTMENT PLAN

                          Notes to Financial Statements


2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

      (e)   PURCHASES AND REDEMPTIONS OF UNITS

            The value of participating units, upon admission to or withdrawal from the funds, is based upon the fair value of net assets held as of the valuation date. Upon purchase or redemption of units by a participant, transaction costs incurred for the related security transactions are borne by that participant.

      (f)   EXPENSES

            Account maintenance, transaction fees and expenses and investment fund management and maintenance fees are paid by the Plan and charged to the participants accounts; all other fees are paid by the Company.

      (g)   RECLASSIFICATIONS

            Where appropriate, prior year amounts have been reclassified to permit comparison.

3.    PLAN LIABILITIES

      BGI uses a daily valuation method whereby all account activity and related transactions take place on the same day as the day of record. Therefore, all benefit payments to participants or Plan expenses are paid from the various funds on a current basis and at December 31, 1997 and 1996, there were no accrued liabilities for the Plan.

4.    INVESTMENTS

      The fair value of individual investments that represent 5% or more of the Plan's net assets are as follows:

                                                                1997            1996
                                                            -----------     -----------

            MasterWorks - Income Accumulation Fund
             (1,494,755 shares and 1,537,337 shares)         20,857,519      20,201,527

            MasterWorks - Asset Allocation Fund
             (883,602 shares and 800,677 shares)            $11,257,089     $ 9,544,075

            MasterWorks - Bond Index Fund
             (579,223 shares and 535,607 shares)              5,662,106       5,091,028

            MasterWorks - Growth Stock Fund
            (624,365 shares and 685,102 shares)               9,121,968      10,495,756

            MasterWorks - S&P 500 Stock Fund
             (1,092,467 shares and 1,006,009 shares)         22,275,400      16,005,604

            Wyman-Gordon Stock Fund
             (764,111 shares and 561,043 shares)             21,815,355      18,289,991

                  WYMAN-GORDON COMPANY SAVINGS/INVESTMENT PLAN

                          Notes to Financial Statements


(5)   RELATED PARTY TRANSACTIONS

      Certain Plan investments are units of collective investment funds managed by the MasterWorks Division of BGI, now owned by Merrill Lynch. Merrill Lynch and BGI were the trustees, as defined by the Plan, as of December 31, 1997 and 1996, respectively, and, therefore, these transactions qualify as party-in-interest. Fees paid by the Plan for the investment management services amounted to $138,634 and $94,665 for the years ended December 31, 1997 and 1996, respectively.

(6)   TERMINATED EMPLOYEES

      Net assets available for plan benefits at December 31, 1997 include $9,324,282 allocated to the accounts of persons who, as of or prior to that date, have terminated employment with the Company.

(7)   PLAN AMENDMENTS

      During 1997 the Plan was amended. Among the changes were the definition of limitations on the maximum annual additions to a participant's account, designation of trustee, use of forfeitures, definition of compensation, loans in default and company contributions.

                                                                      Schedule 1
                  WYMAN-GORDON COMPANY SAVINGS/INVESTMENT PLAN

           Line 27a - Schedule of Assets Held for Investment Purposes
                                December 31, 1997

                          (c) Description
                              of Investment
                              Including
                              Maturity Date,
(a) (b) Identity of Issue     Rate of Interest,
        Borrower, Lessor      Collateral, Par,                       (e) Current
        or Similar Party      or Maturity Value        (d) Cost           Value
        -----------------     -----------------            ----          -------

        AIM                   94,659 Shares            $ 2,618,137   $ 2,497,109
                              AIM Constellation Fund

 *      Merrill Lynch         1,494,755 Shares          20,857,519    20,857,519
                              MasterWorks Income
                              Accumulation Fund

        Neuberger &           98,002 Shares              1,659,253     1,695,431
        Berman                Neuberger & Berman
                              Guardian Trust Fund

 *      Merrill Lynch         106,435 Shares             1,164,409     1,199,518
                              MasterWorks
                              LifePath 2000 Fund

 *      Merrill Lynch         92,217 Shares              1,173,025     1,226,481
                              MasterWorks
                              LifePath 2010 Fund

 *      Merrill Lynch         89,707 Shares              1,260,492     1,329,460
                              MasterWorks
                              LifePath 2020 Fund

 *      Merrill Lynch         33,244 Shares                484,864       539,543
                              MasterWorks
                              LifePath 2030 Fund

 *      Merrill Lynch         47,458 Shares                788,214       821,495
                              MasterWorks
                              LifePath 2040 Fund

        Templeton             102,098 Shares             1,131,709     1,015,875
                              Templeton Foreign (I)

 *      Merrill Lynch         883,602 Shares             9,973,520    11,257,089
                              MasterWorks Asset
                              Allocation Fund

 *      Merrill Lynch         579,223 Shares             5,647,997     5,662,106
                              MasterWorks Bond
                              Index Fund

                                                                      Schedule 1
                                                                     (continued)
                  WYMAN-GORDON COMPANY SAVINGS/INVESTMENT PLAN

           Line 27a - Schedule of Assets Held for Investment Purposes
                                December 31, 1997

                          (c) Description
                              of Investment
                              Including
                              Maturity Date,
(a) (b) Identity of Issue     Rate of Interest,
        Borrower, Lessor      Collateral, Par,                      (e) Current
        or Similar Party      or Maturity Value        (d) Cost          Value
        -----------------     -----------------            ----         -------

 *      Merrill Lynch         624,365 Shares           8,898,590       9,121,968
                              MasterWorks Growth
                              Stock Fund

 *      Merrill Lynch         1,092,467 Shares        17,002,223     $22,275,400
                              MasterWorks
                              S&P 500 Stock Fund


 *      Cooper Industries     73,361 Shares              740,029       1,086,473
                              Cooper Common
                              Stock Fund

 *      Cooper Cameron        1,180 Shares                11,801          84,392
        Corporation           Cooper Cameron Common
                              Stock Fund

 *      Wyman-Gordon          764,111 Shares          24,241,021      21,815,355
        Company               Wyman-Gordon
                              Stock Fund

        Participant Loans     6.382% to 11%                     -      2,934,289
                                                      -----------   ------------

                                                      $97,652,803   $105,419,503
                                                      ===========   ============


  *  Represents party in interest.


                                      R-19A

                                                                      Schedule 2
                  WYMAN-GORDON COMPANY SAVINGS/INVESTMENT PLAN

            Line 27b - Schedule of Loans or Fixed Income Obligations
                                December 31, 1997


                                                      Amount received during
     (b) Identity               (c) Original             reporting year
         and address                 amount        ---------------------------
(a)      of obligor                 of loan    (d) Principal      (e) Interest
         -----------                --------       ---------          --------

     Defaulted participant
     loans                          $61,100         $2,158             $914

                                                                      Schedule 2
                                                                     (continued)
                  WYMAN-GORDON COMPANY SAVINGS/INVESTMENT PLAN

            Line 27b - Schedule of Loans or Fixed Income Obligations
                                December 31, 1997

                  (g) Detailed description of
                      loan including dates of
                      making and maturity,
                      interest rate, the type
                      and value of collateral,
                      any renegotiation of the
(f) Unpaid            loan and the terms of                 Amount Overdue
    balance at        the renegotiation and           --------------------------
    end of year       other material items        (h) Principal     (i) Interest
    -----------       -------------------------       ---------         --------

      $49,321         Participant loans each           $42,996           $6,325
                      due rateably over 5 years
                      at interest rates between
                      8% and 10.75%













Note: The above participant loans are secured by the participant's nonforfeitable accrued benefit under the plan. The outstanding balance plus accrued interest at default of all the above loans have been treated as deemed distributions and reported on Form 1099-R.


                                      R-20A

                                                                      Schedule 3
                  WYMAN-GORDON COMPANY SAVINGS/INVESTMENT PLAN

                 Line 27d - Schedule of Reportable Transactions
                          Year Ended December 31, 1997

                     (b) Description
                         of Asset
                         (Include Interest
(a) Identity of          Rate and Maturity         (c) Purchase    (d) Selling
    Party Involved       in Case of a Loan)              Price          Price
    --------------       ------------------            --------        -------

    Merrill Lynch        MasterWorks - AIM           $ 3,108,460    $ 2,729,647
                         Constellation Fund

    Merrill Lynch        MasterWorks - Income         19,719,718     20,355,974
                         Accumulation Fund

    Merrill Lynch        MasterWorks - Asset           3,442,192      2,399,300
                         Allocation Fund

    Merrill Lynch        MasterWorks - Growth          5,622,972      6,602,558
                         Stock Fund

    Merrill Lynch        MasterWorks - S&P 500        11,199,771      9,536,756
                         Stock Fund

    Wyman-Gordon         Wyman-Gordon Stock           30,499,261     24,695,952
    Company              Fund

                                                                      Schedule 3
                                                                     (continued)
                  WYMAN-GORDON COMPANY SAVINGS/INVESTMENT PLAN

                 Line 27d - Schedule of Reportable Transactions
                          Year Ended December 31, 1997

                                                 (h) Current
               (f) Expense                           Value of
                   Incurred                          Asset on
                     with                             Trans-
(e) Lease           Trans-       (g)  Cost            action     (i) Net Gain
    Rental          action          of Asset           Date           or loss
    ------         --------         --------         --------        --------

      -               -          $ 2,507,723      $ 2,729,647     $  221,924


      -               -           20,355,974       20,355,974           -


      -               -            2,045,475        2,399,300        353,825


      -               -            5,978,146        6,602,558        624,412


      -               -            7,089,324        9,536,756      2,447,432


      -               -           19,028,223       24,695,952      5,667,729










                                      R-21A